COLUMBIALUM, LTD.
                                310 EAST HARRISON
                              TAMPA, FLORIDA 33602
                                 ---------------

           Information Statement pursuant to sections 14(C) and 14(F)
                   of the securities and exchange act of 1934
                                 ---------------

                        WE ARE NOT ASKING YOU FOR A PROXY
                  AND YOU ARE REQUESTED NOT TO SEND US A PROXY
                                ----------------

         This Information Statement (the "Information Statement") is being mailed on or about December 21, 2001 to the holders of record at the close of business on December 10, 2001, (the "Record Date") of the common stock, $.001 par value per share (the "Common Stock") of Columbialum, Ltd. (the "Company"), in connection with the Company's acquisition of Integra Staffing, Inc. ("Integra") and appointment of certain persons to the Board of Directors of the Company other than at a meeting of the shareholders of the Company.

         This Information Statement is also being mailed to the Company's shareholders in connection with a proposed action by written consent to authorize and approve:

         o An amendment and restatement of the Company's Certificate of Incorporation which (a) changes the name of the Company to "Columbialum Staffing, Inc."; (b) increases the number of shares of Common Stock the Company is authorized to issue from 20,000,000 to 50,000,000; (c) increases the number of shares of Preferred Stock the Company is authorized to issue from 2,000,000 to 10,000,000; (d) change the par value of the common stock from $.001 to $.0001; and (e) change the par value of the preferred stock from $.001 to $.0001.

         o        The adoption of the Company's 2001 Equity Incentive Plan.

         The sole member of the Board of Directors has beneficial ownership of 974,000 shares of Common Stock. These shareholdings represent approximately 97% of the total outstanding votes of all issued and outstanding Common Stock of the Company and was sufficient to take the proposed action on the Record Date. Dissenting shareholders do not have any statutory appraisal rights as a result of the action taken. The sole director has executed a written consent in favor of the proposed action on behalf of the shares of the Company which he owns. The sole director does not intend to solicit any proxies or consents from any other shareholders in connection with this action.

         Pursuant to the provisions of Nevada law and the Company's Certificate of Incorporation, the amendments require the approval of a majority of such shares. Accordingly, the vote of the sole director is sufficient to approve these matters, which he believes is in the best interests of the Company and its shareholders. The corporate action will be effective ten days after the mailing of this Information Statement.

         This Information Statement is being distributed pursuant to the requirements of Sections 14(c) and 14(f) of the Securities Exchange Act of 1934.

         The entire cost of furnishing this Information Statement will be borne by the Company. The Company will request brokerage houses, nominees, custodians, fiduciaries and other like parties to forward this Information Statement to the beneficial owners of the Common Stock held of record by them and will reimburse such persons for their reasonable charges and expenses in connection therewith.

               INFORMATION RELATING TO THE COMPANY'S COMMON STOCK

         The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote per share on all matters submitted to a vote of the shareholders. As of the Record Date, the Company had 1,000,000 shares of the Common Stock outstanding.

                        CHANGES OF CONTROL OF THE COMPANY

         On September 27, 2001, Work Holdings, LLC ("Work Holdings") acquired 974,000 restricted shares of the Company's Common Stock in a private purchase transaction. Work Holdings became the "control person" of the Company as that term is defined in the Securities Act of 1933, as amended. Simultaneously with this transaction, Mr. Richard Cutler nominated Rene Morissette to be director of the Company (subject to compliance with Rule 14f-1 of the Securities Exchange Act of 1934) and as President, Secretary and Treasurer. Mr. Cutler resigned.

         Prior to the sale, the Company had 1,000,000 shares of Common Stock outstanding.

         A copy of the Stock Purchase Agreement reflecting the purchase of the 974,000 shares was filed with the U.S. Securities and Exchange Commission ("SEC") as an exhibit to the Company's Form 8-K Report dated October 1, 2001. The foregoing description is qualified by such reference.

         On November 23, 2001, the Company entered into a Securities Exchange Agreement (the "Securities Exchange Agreement") to acquire (the "Acquisition") 100% of the issued and outstanding common stock of Integra for an aggregate of 1,500,000 shares of Common Stock of the Company. The Acquisition closed on December 12, 2001. Pursuant to the Securities Exchange Agreement, the Company issued 1,500,000 shares of common stock to the Integra shareholders. Accordingly, after the closing with the shareholders of Integra, the new combined entity has 2,500,000 shares of Common Stock issued and outstanding.

         As of the closing of the Acquisition, Integra's shareholders own approximately 60% of the outstanding Common Stock and will be able to elect new directors and officers either at a meeting of shareholders or by written consent.

         A copy of the Securities Exchange Agreement will be filed with the SEC as an exhibit to the Company's Form 8-K Report dated December 12, 2001.

                               BOARD OF DIRECTORS

General

         Management of the Company, as of the date of this Information Statement (collectively referred to as "Prior Management") is set forth below:

         Name                  Position
         ----                  --------
         Rene Morissette       President, Treasurer, Secretary and Sole Director

         Prior Management will resign effective as of the tenth day following the mailing of this Notice and the following individuals (collectively referred to as "New Management") will be nominated to assume the positions set forth next to their names:

         Name                    Age     Position
         ----                    ---     --------
         Charles Lincoln         56      CEO, Chairman and Director
         R. Gale Porter          67      President, COO and Director
         Cristino L. Perez       57      CFO, Secretary, Treasurer, and Director

Charles Lincoln -  CEO, Chairman and Director

Charles Lincoln will serve as Chief Executive Officer and Director of Columbialum, Ltd. Mr. Lincoln has served as Chief Executive Officer and Director of Integra since October 2001. Mr. Lincoln has also served since January 1992 as President of Esprit Business Services, Inc., a company providing a broad array of human resource staffing services. From 1982 to 1991, Mr. Lincoln served as co-founder and vice-president of Today's Business Services, Inc., a Dallas Texas based temporary help firm developed from one to 37 offices and $47 millions in revenues.

R. Gale Porter -  President, COO and a Director

R. Gale Porter will serve as President and Director of Columbialum, Ltd. Mr. Porter has served as President and Director of Integra since October 2001. Prior to his association with Integra, Mr. Porter served from March 1996 to September 2000 as President and Director of AllTrades Direct, Inc., and predecessors, a company specializing in temporary employment services for the construction industry. AllTrades Direct developed from one to 50 offices with revenues of $1 million per month prior to its sale in September 2000. Mr. Porter earned a BA degree in Economics from Florida State University.

Cristino L. Perez - Chief Financial Officer, Secretary, Treasurer, and Director

Cristino L. Perez will serve as Chief Financial Officer, Secretary, Treasurer and Director of Columbialum, Ltd. Mr. Perez served as Secretary, Treasurer and Director of Integra since October 2001. Since October 1999, Mr. Perez has been employed with Baumann, Raymondo & Company, P.A., Certified Public Accountants with primary responsibilities for development of accounting and auditing services to small publicly held enterprises. From 1993 to 1999, Mr. Perez operated his own tax and accounting service, with concentration of services to small publicly held companies. Mr. Perez earned a BA degree in Accounting from the University of South Florida.

                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding beneficial ownership of the common stock of the Company as of the Record Date:

         o each person or entity known to own beneficially more than 5% of the common stock;
         o        each of the Company's directors;
         o        each of the Company's named executive officers; and
         o all executive officers and directors of the Company as a group.


                  Name and Address of       Amount and Nature of    Percent of
Title of Class    Beneficial Owner (1)     Beneficial Ownership      Class (2)
--------------   ----------------------   ----------------------    ---------
Common Stock      Rene Morissette, GM              974,000             97%
                  Work Holdings, LLC
                  310 E. Harrison
                  Tampa, FL  33602

Common Stock      All Officers and Directors
                  as a Group (1 person)            974,000             97%
--------------
(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.
(2)      Based upon 1,000,000 shares issued and outstanding.

                             EXECUTIVE COMPENSATION

Executive Officers and Directors

         We currently do not pay any cash salaries to any officers or directors.

Summary Compensation Table

         The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended December 31, 1999 and 2000. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                                     SUMMARY COMPENSATION TABLE

                                    Annual Paid Compensation                   Long Term Compensation
                             -----------------------------------------------------------------------------------------
                                                                Awards                       Payouts
                                                                ------------------------------------------------------
                                                     OTHER       RESTRICTED     SECURITIES                   ALL
NAME AND                                             ANNUAL        STOCK        UNDERLYING    LTIP          OTHER
PRINCIPAL                      SALARY      BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS     COMPENSATION
POSITION               YEAR     ($)         ($)       ($)            ($)          SARS(#)      ($)           ($)
----------------------------------------------------------------------------------------------------------------------
Richard Cutler         2000     -0-         -0-       -0-            -0-            -0-        -0-           -0-
(President,           (12/31)
 Treasurer,
 Secretary)            1999     -0-         -0-       -0-            -0-            -0-        -0-           -0-
                      (12/31)


                                          OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                   (INDIVIDUAL GRANTS)

                     NUMBER OF SECURITIES       PERCENT OF TOTAL
                           UNDERLYING          OPTIONS/SAR'S GRANTED
                         OPTIONS/SAR'S         TO EMPLOYEES IN FISCAL       EXERCISE OF          EXPIRATION
NAME                      GRANTED (#)                  YEAR                BASE PRICE($/SH)         DATE
---------------------------------------------------------------------------------------------------------------------------
Richard Cutler             None                         N/A                     N/A                  N/A


                                       AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                                  AND FY-END OPTION/SAR VALUES


                                                                                Number of Unexercised     Value of Unexercised In
                           Shares Acquired                                     Securities Underlying      The-Money Option/SARs
                               On                   Value                    Options/SARs At Fy-End (#)        At FY-End($)
Name                        Exercise (#)          Realized ($)                 Exercisable/Unexercisable  Exercisable/Unexercisable
-----------------------------------------------------------------------------------------------------------------------------------
Richard Cutler                 N/A                   N/A                                 None                        N/A

         In addition to the foregoing, Mr. Morissette approved the Company's 2001 Equity Incentive Plan (the "Plan"). Additional information concerning the Plan is set forth under the caption "Approval of the 2001 Equity Incentive Plan," below.

                     APPROVAL OF AMENDMENTS TO THE COMPANY'S
                          CERTIFICATE OF INCORPORATION

         The Company's sole director approved an amendment and restatement to the Company's Certificate of Incorporation to (a) changes the name of the Company to "COLUMBIALUM STAFFING, INC."; (b) increases the number of shares of Common Stock the Company is authorized to issue from 20,000,000 to 50,000,000;
(c) increases the number of shares of Preferred Stock the Company is authorized to issue from 2,000,000 to 10,000,000; (d) change the par value of the common stock from $.001 to $.0001; and (e) change the par value of the preferred stock from $.001 to $.0001.

         The sole board member, who held approximately 97% of the Company's Common Stock as of the Record Date has approved these actions and has consented to the taking of these actions without a meeting. A copy of the restated and amended Certificate of Incorporation substantially in the form it will be filed with the Secretary of the State of Nevada is attached hereto as Appendix A.

Change of Corporate Name

         The Company has entered into a Securities Exchange Agreement ("Securities Exchange Agreement") with shareholders owning 100% of Integra Staffing, Inc., a Florida corporation ("Integra") regarding acquisition by the Company of all of the issued and outstanding common stock of Integra. At present it is anticipated that the closing will occur on or about December 10, 2001 and the sole director believes it is prudent to take the necessary corporate actions necessary to consummate the Acquisition. Information concerning the Acquisition and Integra is set forth under the caption "The Integra Acquisition," below. In the event the closing does not occur, the Company will maintain its present name.

         The change of corporate name will become effective upon the filing with the Secretary of State of an amendment and restatement to the Company's Certificate of Incorporation which states that, upon the filing of the Certificate of Amendment the name of the Corporation will be "Columbialum Staffing, Inc."

Change in Authorized Capital Stock

         The sole director has approved an amendment to the Company's Certificate of Incorporation which would change the number of authorized shares of Common Stock, and the par value from $.001 to $.0001 per share. The number of authorized common shares would be increased from 20,000,000 to 50,000,000 shares. In addition, the amendment will approve an increase in the number of authorized shares of Preferred Stock from 2,000,000 to 10,000,000 shares and change the par value from $.001 to $.0001. There are no shares of Preferred Stock issued or outstanding.

         Discussion of the Amendment

         On the Record Date, there were 1,000,000 shares of Common Stock issued and outstanding. Pursuant to the Securities Exchange Agreement, the Company issued 1,500,000 shares of Common Stock to the Integra shareholders on December 12, 2001.

         Under the Company's Certificate of Incorporation, the Board of Directors of the Company has authority to issue authorized and unissued shares of Common and Preferred Stock without obtaining approval from the holders of the Common Stock. The holders of the Company's Common Stock and Preferred Stock do not have preemptive rights. The Preferred Stock provisions give the Board of Directors broad authority to issue shares of Preferred Stock in one or more series and to determine such matters as the dividend rate and preference, voting rights, conversion privileges, redemption provisions, liquidation preferences and other rights of each series. Each share of Common Stock is entitled to one vote. The holders of any series of preferred stock issued in the future will be entitled to such voting rights as may be specified by the Board of Directors.

         Because of the broad powers granted to the Board of Directors to issue shares of Preferred Stock and determine the rights, preferences and privileges of the holders of such series, the Board of Directors has the power to issue shares of Preferred Stock in a manner which could be used as a defensive measure against a hostile takeover or to keep the Board of Directors in power. However, the Board of Directors has no present plans to issue shares for such purpose.

         The Board of Directors of the Company believes it will benefit the shareholders to have additional unreserved shares available for issuance in order that adequate shares may be available for the possible issuance of Common Stock, convertible Preferred Stock or convertible debt securities in connection with a possible financing of the Company's business or an acquisition, although, except for the Securities Exchange Agreement with Integra and as discussed below, the Company has no plans, arrangements, understanding or commitments with respect to the issuance of such shares. The Company has reserved 7,300,000 shares for issuance upon the conversion of a $7,300 principal amount of convertible debentures due December 31, 2002, an additional 2,000,000 shares which may be issued upon the conversion of up to $20,000 principal amount of debentures due June 30, 2002 and 3,000,000 shares for issuance pursuant to the Company's 2001 Equity Incentive Plan.

Approval Required

         The approval of a majority of the outstanding stock entitled to vote will be necessary to approve the proposed amendment. As discussed above, the Company's sole director, who holds approximately 97% of the votes of the Company's outstanding stock has consented to this amendment. He has executed a written consent voting those shares in favor of the proposed amendment. The sole director does not intend to solicit any proxies or consents from any other shareholders in connection with this action.

                            APPROVAL OF THE COMPANY'S
                        2001 INCENTIVE STOCK OPTION PLAN

         The Company's sole director adopted a 2001 Equity Incentive Plan (the "Plan"). The Plan was approved by written consent. There are no awards outstanding under the Plan. A complete copy of the Plan is attached hereto as Appendix B.

         Shareholders should note that certain disadvantages may result from the adoption of the Plan, including a reduction in their interest of the Company with respect to earnings per share, voting, liquidation value and book and market value per share if options to acquire shares of Common Stock are granted and subsequently exercised.

                             THE INTEGRA ACQUISITION

         On December 12, 2001, the Company acquired Integra Staffing, Inc., ("Integra") a Florida corporation organized on August 16, 1999 for the purpose of establishing and operating temporary employment offices and to expand its operations by establishing additional offices or by the acquisition of other temporary employment firms. Currently, Integra presently operates one office in Tampa, Florida. On November 23, 2001, the Company entered into a Securities Exchange Agreement with shareholders owning 100% of Integra regarding acquisition by the Company of all of the issued and outstanding common stock of Integra. The effective date of the closing is December 12, 2001.

         Integra is a full service temporary and permanent placement services company with emphasis in the office administrative, skilled trades, and network support marketplace. Integra's goal has been to become a nationally recognized full service provider of staffing solutions to meet the staffing needs of its clients, with strong presence in major metropolitan areas to achieve low cost, efficient structures.

         Integra's growth strategy has been to acquire other companies or offices of major companies in the staffing industry that complement Integra's business plan, in order to offer its clients a comprehensive range of staffing solutions under a common brand name. The corporate management team of Integra has extensive experience in identifying possible acquisition and integrating acquisitions into one brand name. Integra's plans have been to centralize management structure of the different entities in order to reduce overhead costs and maximize efficiency.

                              FINANCIAL INFORMATION

The Financial Statements required by Item 304 of Regulation S-B are stated in U.S. dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles. The following financial statements pertaining to Integra are part of this Information Statement.

                                                                          PAGE

INDEPENDENT AUDITOR'S REPORT                                              F-1

FINANCIAL STATEMENTS -

     Balance sheets as of December 31, 2000 and 1999, and for the
     nine months ended September 30, 2001 (unaudited)                     F-2

     Statements of operations for the year ended December 31,
     2000 and for the period from inception, August 16, 1999 to
     December 31, 1999, and for the nine months ended September
     30, 2001 (unaudited)                                                 F-3

     Statements of cash flows for the year ended December 31,
     2000 and for the period from inception, August 16, 1999 to
     December 31, 1999, and for the nine months ended September
     30, 2001 (unaudited)                                                 F-4

     Statements of stockholders' equity for the period from
     inception, August 16, 1999 through December 31, 2000, and
     for the nine months ended September 30, 2001 (unaudited)             F-5

NOTES TO FINANCIAL STATEMENTS                                             F-6

--------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders
Integra Staffing, Inc.
Tampa, Florida

I have audited the accompanying balance sheets of Integra Staffing, Inc., as of December 31, 2000 and 1999, and the related statements of operations, cash flows and stockholders' equity for the year ended December 31, 2000, and period from inception, August 16, 1999 to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted the audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial position of Integra Staffing, Inc. at December 31, 2000 and 1999, and the result of its operations and its cash flows for the year ended December 31, 2000 and for the period from inception, August 16, 1999 to December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.



      /s/ TIMOTHY M. GRIFFITHS, C.P.A.

TIMOTHY M. GRIFFITHS, CPA
Tampa, Florida
October 18,  2001

                             INTEGRA STAFFING, INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999


                                                     ASSETS                                                     (Unaudited)
                                                                           2000                1999                 2001
                                                                     -----------------    ----------------    -----------------
CURRENT ASSETS
    Cash                                                             $         19,697     $           197     $          5,810
    Accounts receivable                                                        58,051                   -               60,731
    Prepaid and other assets                                                    2,616                 532                1,226
                                                                     -----------------    ----------------    -----------------
        Total current assets                                                   80,364                 729               67,767
                                                                     -----------------    ----------------    -----------------

PROPERTY AND EQUIPMENT
    Property and equipment                                                     11,736               9,524               17,494
    Less: Accumulated depreciation                                              3,729                 625                5,985
                                                                     -----------------    ----------------    -----------------

        Net property and equipment                                              8,007               8,899               11,509
                                                                     -----------------    ----------------    -----------------

                           TOTAL ASSETS                              $         88,371     $         9,628     $         79,276
                                                                     =================    ================    =================


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
    Accounts payable                                                 $          6,530      $           -     $          15,366
    Accrued payroll taxes                                                      66,630                642                29,262
    Accrued salaries                                                            9,985                100                 9,062
    Related party loans                                                             -             19,321                99,300
    Customer deposits                                                           8,558                  -                 8,558
    Other current liabilities                                                   1,924               3206                   800
                                                                     -----------------     --------------    ------------------

        Total current liabilities                                              93,627             23,269               162,348
                                                                     -----------------     --------------    ------------------

STOCKHOLDERS' EQUITY (DEFICIT)
    Common stock, $.01 par value, 1,000 shares authorized,
    issued and outstanding: 2000 - 100 shares; 1999 - 750
    shares; September 30, 2001 - 290 shares                                         1                  8                     9
    Paid-in capital                                                           107,499                  -               209,933
    Retained earnings (deficit)                                              (112,756)           (13,649)             (293,014)
                                                                     -----------------     --------------    ------------------

             Total stockholders' equity (deficit)                              (5,256)           (13,641)              (83,072)
                                                                     -----------------     --------------    ------------------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)             $         88,371      $       9,628    $           79,276
                                                                     =================     ==============    ==================


                      Read report of independent certified
                public accountant. The accompanying notes are an
                  integral part of these financial statements.

                             INTEGRA STAFFING, INC.
                            STATEMENTS OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 2000 AND
      FOR THE PERIOD FROM AUGUST 16, 1999 (INCEPTION) TO DECEMBER 31, 1999

                                                                                                               (Unaudited)
                                                                                                               Nine Months
                                                                                                                  Ended
                                                                                                              September 30,
                                                                     2000                  1999                    2001
                                                              -------------------    -----------------     ---------------------
REVENUES                                                      $          556,267     $              -      $            420,961
                                                              -------------------    -----------------     ---------------------

COST OF REVENUES
     Temporary payroll                                                   309,089                    -                   276,742
     Payroll taxes                                                        32,187                    -                    30,656
     Workers compensation insurance                                        2,173                    -                     4,915
     Other costs                                                             234                    -                     1,339
                                                              -------------------    -----------------     ---------------------

           Total cost of revenues                                        343,683                    -                   313,652
                                                              -------------------    -----------------     ---------------------

 GROSS MARGIN                                                            212,584                    -                   107,309
                                                              -------------------    -----------------     ---------------------


OPERATING EXPENSES
     Legal & professional fees                                             6,894                1,015                     5,922
     Advertising/Promotion                                                32,504                    -                    14,587
     Salaries and benefits                                               187,715                5,200                   142,568
     Payroll taxes                                                        16,015                    -                    13,282
     Rent & leases                                                        19,727                    -                    19,294
     Administrative expenses                                              48,791                7,415                    64,086
                                                              -------------------    -----------------     ---------------------

           Total operating expenses                                      311,646               13,630                   259,739
                                                              -------------------    -----------------     ---------------------

 LOSS FROM OPERATIONS                                                    (99,062)             (13,630)                 (152,430)
                                                              -------------------    -----------------     ---------------------

OTHER INCOME (EXPENSES)
      Interest and other income                                              181                   34                        58
      Interest expense                                                      (226)                 (53)                  (27,886)
                                                              -------------------    -----------------     ---------------------

          Net other income (expenses)                                        (45)                 (19)                  (27,828)
                                                              -------------------    -----------------     ---------------------

NET INCOME (LOSS)                                             $          (99,107)     $       (13,649)      $          (180,258)
                                                              ===================    =================     =====================


                     Report of independent certified public
               accountant. The accompanying notes are an integral
                       part of these financial statements.

                             INTEGRA STAFFING, INC.
                            STATEMENTS OF CASH FLOWS
                      FOR YEAR ENDED DECEMBER 31, 2000 AND
      FOR THE PERIOD FROM AUGUST 16, 1999 (INCEPTION) TO DECEMBER 31, 1999

                                                                                                              (Unaudited)
                                                                                                              Nine Months
                                                                                                                 Ended
                                                                                                             September 30,
                                                                     2000                 1999                    2001
                                                              -------------------    ----------------     ---------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                  $          (99,107)    $       (13,649)     $           (180,258)
    Adjustments to reconcile net loss to cash used in
    operating activities:
        Depreciation                                                       3,104                 625                     2,256
        Allowance for bad debt                                             1,800                   -                         -
    Decrease (increase) in current assets:
        Accounts receivable                                              (59,851)                  -                    (2,680)
        Prepaid and other assets                                          (2,084)               (532)                    1,390
    Increase (decrease) in current liabilities:
        Accounts payable                                                   6,530                 642                     8,836
        Payroll tax accruals                                              65,988                 100                   (37,368)
        Salary accrual                                                      9885                   -                      (923)
        Customer deposits                                                  8,558                   -                         -
        Other current liabilities                                         (1,282)              3,206                    (1,124)
                                                              -------------------    ----------------     ---------------------
           Total adjustments                                              32,648               4,043                   (29,613)
                                                              -------------------    ----------------     ---------------------
    Net cash (used) by operating activities                              (66,459)             (9,608)                 (209,871)
                                                              -------------------    ----------------     ---------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of property and equipment                                    (2,212)             (9,524)                   (5,758)
                                                              -------------------    ----------------     ---------------------
    Net cash (used) by investing activities                               (2,212)             (9,524)                   (5,758)
                                                              -------------------    ----------------     ---------------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Sale of capital stock, net of redemption                             74,992                   8                    99,950
     Loan from stockholder, net                                          (19,321)             19,321                    99,300
     Capital contribution                                                 32,500                   -                     2,492
                                                              -------------------    ----------------     ---------------------
     Net cash provided by financing activities                            88,171              19,329                   201,742
                                                              -------------------    ----------------     ---------------------

 NET INCREASE (DECREASE) IN CASH                                          19,500                 197                   (13,887)

CASH, BEGINNING OF PERIOD                                                    197                   -                    19,697
                                                              -------------------    ----------------     ---------------------

CASH, END OF PERIOD                                           $           19,697     $           197      $              5,810
                                                              ===================    ================     =====================

                      Read report of independent certified
                public accountant. The accompanying notes are an
                  integral part of these financial statements.

                             INTEGRA STAFFING, INC.
                        STATEMENTS OF STCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                COMMON STOCK                PAID-IN                RETAINED
                                          SHARES          AMOUNT            CAPITAL                DEFICIT              TOTAL
                                      ---------------     --------------    ---------------    -----------------    ---------------
BALANCE, AUGUST 16, 1999 (INCEPTION)               -      $           -     $            -     $              -     $            -

Sale of stock for cash                         1,000                 10                 90                    -                100

Redemption of stock                             (250)                (2)               (90)                   -                (92)

Net loss during period                             -                  -                  -              (13,649)           (13,649)
                                      ---------------     --------------    ---------------    -----------------    ---------------
BALANCE,                                         750                  8                  -              (13,649)           (13,641)
    DECEMBER 31, 1999

Sale of stock for cash                           250                  2             24,998                    -             25,000

Effect of 1 for 10 reverse
 stock split                                    (990)               (10)                 2                    -                 (8)

Sale of stock for cash                            90                  1             49,999                    -             50,000

Capital contributions                              -                  -             32,500                    -             32,500

Net loss for the year                              -                  -                  -              (99,107)           (99,107)
                                      ---------------     --------------    ---------------    -----------------    ---------------
BALANCE,                                         100                  1            107,499             (112,756)            (5,256)
    DECEMBER 31, 2000

Capital contributions                              -                  -              2,492                    -              2,492

Sale of stock for cash                           900                  9             21,341                    -             21,350

Effect of 1 for 25 reverse
  stock split                                   (860)                (9)                 9                    -                  -
                                      ---------------     --------------    ---------------    -----------------    ---------------
                                                  40                  1            131,332             (112,756)            18,586

Sale of stock for cash                           250                  2             78,598                    -             78,600

Net loss during period                             -                  -                  -             (180,258)          (180,258)
                                      ---------------     --------------    ---------------    -----------------    ---------------
BALANCE, SEPT. 30, 2001 (UNAUDITED)              290      $           3     $      209,939     $       (293,014)    $      (83,072)
                                      ===============     ==============    ===============    =================    ===============

                      Read report of independent certified
                public accountant. The accompanying notes are an
                  integral part of these financial statements.

                             INTEGRA STAFFING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Integra Staffing, Inc., a Florida corporation organized on August 16, 1999, ("Integra") for the purpose of establishing and operating a temporary employment agency and to expand its operations by establishing additional offices or acquisition of other temporary employment firms.

Integra's strategy has been to provide, efficient and affordable solutions to the its customers' employment and labor force needs.

Cash and Cash Equivalents

For purposes of the statement of cash flows, Integra considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Accounts Receivable

Integra extends credit to its customers in the normal course of business and performs ongoing credit evaluations of its customers, maintaining allowances for potential credit losses which, when realized, have been within management's expectations. Integra's bad debt expense for the years ended December 31, 2000 and 1999 were $2,579 and $0 respectively.

Organization Costs

Organization costs, consisting of legal expenses relating the Integra's organization were expensed as incurred.

Property and Equipment

Property and equipment are recorded at historical cost and include expenditures, which substantially increase the useful lives of existing property, plant and equipment. Maintenance and repairs are charged to operations when incurred.

Depreciation of property and equipment is computed primarily using the straight-line method based on estimated useful lives (furniture and office equipment, 5 to 10 years). Depreciation for income tax purposes is computed principally using accelerated cost recovery methods and lives.

Advertising Costs

Advertising costs, except for costs associated with direct-response advertising, are charged to operations when incurred. The costs of direct-response advertising are capitalized and amortized over the period during which future benefits are expected to be received.


             Read report of independent certified public accountant.

                             INTEGRA STAFFING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Integra, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of Integra's taxable income or loss. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Concentration of Credit Risk

Financial instruments, which potentially expose Integra to concentrations of credit risk, as defined by FASB Statement No. 105, Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk, consist principally of contract receivable.

Integra is exposed to credit risk relating to the collection on its accounts receivable. To minimize the risk of Integra performs credit evaluations on its customers.

Financial Instruments

Integra estimates that the fair value of all financial instruments at December 31, 2000 and 1999 do not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet.

Comprehensive Income

Integra has adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income", which established standards for reporting and display of comprehensive income and its components in the financial statements. Besides net income, SFAS No. 130 requires the reporting of other comprehensive income, defined as revenues, expenses, gains and losses that under generally accepted accounting principles are not included in net income. As at December 31, 2000, Integra had no items of other comprehensive income and as a result, no additional disclosure is included in the financial statements

Accounting Method

Integra's financial statements are prepared using the accrual method of accounting.


             Read report of independent certified public accountant.

                             INTEGRA STAFFING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fiscal Year

Integra has elected December 31 as its fiscal year end.


NOTE B - LOAN FROM SHAREHOLDERS

For the year ended December 31, 1999, Integra received loans from officers and stockholders evidenced by interest bearing master promissory notes totaling $19,321, which remained outstanding at the end of the year.

During the year ended December 31, 2000, Integra received loans from officers and stockholders amounting to $105,650. Of these loans, $32,500 were contributed to Integra as paid in capital, and $75,000 of these loans were used to purchase an additional 340 shares of the $0.01 par value common stock of Integra. .


NOTE C - STOCK ISSUANCES

On August 16, 1999, 1,000 shares of Integra's $0.01 par value common stock were issued to Frank Hartman in exchange for $100 in cash. On November 1, 1999, Mr. Hartman gifted 750 shares of his shares and the remaining 250 shares were redeemed by Integra and cancelled.

On April 1, 2000, 250 shares of Integra's $0.01 par value common stock were issued to the William A. Brown Family Trust in exchange for $25,000 in cash.

On April 15, 2000, Integra authorized a 1 to 100 reverse stock split of its $0.01 par value common stock.

On April 15, 2000, an additional 90 shares of Integra's $0.01 par value common stock was issued William A. Brown Family Trust in exchange for $50,000 in cash.


NOTE D - COMMITMENTS AND CONTINGENCIES

Integra currently leases office space on 3 year lease arrangement through October 31, 2003, at the current rate of approximately $1,618 per month. The lease includes an escalation clause and allocation of common maintenance costs. In addition, Integra assumed a lease on office space on a 3-year lease through August 31, 2003, at the current rate of $700 per month.

The future minimum lease payments due on these leases is as follows: 2001 -- $ 29,826; 2002 -- $27,668 and; 2003 -- $ 5,944.

             Read report of independent certified public accountant.

                             INTEGRA STAFFING, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


NOTE E - RELATED PARTY TRANSACTIONS

During the years ended December 31, 2000 and 1999, the officers and stockholders made loans to Integra $67,500 and $19,321 respectfully. These loans were evidenced by master promissory notes with interest at the rate of 8% per annum. During the year ended December 31, 2000, the officers and stockholders converted $50,000 of loans into additional shares of Integra's $0.01 par value common stock and in connection thereto have waived accrued interest on these notes. At December 31, 2000 and 1999 no liability exists to the officers and stockholders.

During the year ended December 31, 2000, the officers and stockholders contributed $15,000 of their loans to Integra and recorded as additional paid-in capital.


NOTE F - CASH FLOW SUPPLEMENTAL INFORMATION

Cash paid for interest during the years ended December 31, 2000 and 1999 amounted to $226 and $53 respectively.


NOTE G - SUBSEQUENT EVENTS (UNADITED)

Stock Issuances

On September 30, 2001, Integra issued Frank Hartman 900 (36 shares after the reverse stock split) shares of Integra's $0.01 par value common stock in exchange for $21,350 in cash and immediately thereafter authorized a 1 for 25 reverse stock split. Subsequent to the reverse stock split, Integra issued William A. Brown Family Trust 250 shares of its $0.01 par value common stock in exchange for $78,600 in cash.

On October 18, 2001, Integra issued R, Gale Porter 350 shares of Integra's $0.01 par value common stock in exchange for $28,000 in cash, and 50 shares of its $0.01 par value common stock to Charles Lincoln in exchange for $5,000 in cash.

Loans from Shareholders:

During the nine months ended September 30, 2001, additional loans totaling $99,950 were made to Integra, and at September 30, 2001 the full amount was used to purchase an additional 750 shares of the $0.01 common stock of Integra.

             Read report of independent certified public accountant.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports and other information with the Commission. The Registration Statement and such reports and other information may be inspected without charge at the Public Reference Room maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Information on the operation of the Public Reference Room is available by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains an Internet site where the Registration Statement and other information filed with the Commission may be retrieved, and the address of such site is http://www.sec.gov. Statements made in this Information Statement concerning the contents of any document referred to herein are not necessarily complete.

                           INCORPORATION BY REFERENCE

         The following documents filed with the Commission by the Company are hereby incorporated by reference into this Information Statement:

         1.       Form 10-KSB report for the year ended December 31, 2000.

         2.       Form 8-K Current Report dated April 22, 2001.

         3.       Form 10-QSB report for the three months ended March 31, 2001.

         4.       Form 10-QSB report for the six months ended June 30, 2001.

         5.       Form 10-QSB report for the nine months ended September 30,
                  2001

         5.       Form 8-K Current Report dated October 1, 2001.

         6.       Statement re: change in Majority of Directors filed
                  October 1, 2001.

         7. Form 8-K Current Report dated December 12, 2001 to be filed December 21, 2001.


                                                      /S/ Rene Morissette
                                                      -------------------
                                                      Rene Morissette
                                                      Sole Director
December 22, 2001

                                                                      APPENDIX A

                              AMENDED AND RESTATED
                            ARTICLES OF INCORPORATION
                                       OF
                                COLUMBIALUM, LTD.


         Columbialum, Ltd., a corporation organized and existing under the State of Nevada, hereby certifies as follows:

         1. The name of the corporation is Columbialum, Ltd. The date of filing of its original Articles of Incorporation with the Secretary of State was April 9, 1998 and the name under which the corporation was originally incorporated is Columbialum, Ltd.

         2. This Amended and Restated Articles of Incorporation restates and integrates and further amends the Articles of Incorporation of this corporation by:

                  (a) changing the corporation's name to Columbialum Staffing, Inc.

                  (b) changing the par value for the Company's common and preferred shares from $.001 to $.0001.

                  (c) increasing the number of authorized shares of common stock, $.0001 par value, from 20,000,000 to 50,000,000;

                  (d) increasing the number of authorized shares of preferred stock, $.0001 par value, from 2,000,000 to 10,000,000; and

                  (e) setting forth certain matters relating to the designation of the relative rights, powers and preferences of qualification, limitations and restrictions of one or more series of preferred stock.

         3. The text of the Articles of Incorporation as amended or supplemented heretofore is further amended herby to read as herein set forth in full:

                                   "ARTICLE 1

         The name of this corporation is Columbialum Staffing, Inc.

                                    ARTICLE 2

         The address of its registered offices in the State of Nevada is 318 North Carson Street, Suite 214, Carson City, NV 89701. The name of its registered agent at such address is State Agent and Transfer Syndicate, Inc.

                                    ARTICLE 3

         The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Nevada.

                                    ARTICLE 4

         The total number of shares of stock of all classes which the Corporation has authority to issue is 60,000,000 shares, of which 50,000,000 shares shall be common stock, with a par value of $.0001 per share ("Common Stock"), and 10,000,000 shares shall be preferred stock, with a par value of $.0001 per share ("Preferred Stock").

         The designations and the powers, preferences and rights, and the qualifications, limitations or restrictions of the shares of each class of stock are as follows:

                                 PREFERRED STOCK

         Preferred Stock may be issued from time to time by the Board of Directors as shares of one or more series. Subject to the provisions hereof and the limitations prescribed by law, the Board of Directors is hereby vested with the authority and is expressly authorized, prior to issuance, by adopting resolutions providing for the issuance of, or providing for a change in the number of, shares of any particular series and, if and to the extent from time to time required by law, by filing a Articles pursuant to the General Corporation Law of the State of Nevada (or other law hereafter in effect relating to the same or substantially similar subject matter), to establish or change the number of shares to be included in each such series and to fix the designation and powers, preferences and rights and the qualifications and limitations or restrictions thereof relating to the shares of each such series, all to the maximum extent permitted by the General Corporation Law of the State of Nevada as in effect on the date hereof or as hereafter amended. The vested authority of the Board of Directors with respect to each series shall include, but not be limited to, the determination of the following:

                           (a) the distinctive serial designation of such series and the number of shares constituting such series (provided that the aggregate number of shares constituting all series of Preferred Stock shall not exceed 10,000,000);

                           (b) the annual dividend rate, if any, on shares of such series and the preferences, if any, over any other series (or of any other series over such series) with respect to dividends, and whether dividends shall be cumulative and, if so, from which date or dates;

                           (c) whether the shares of such series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon and after which such shares shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

                           (d) the obligation, if any, of the Corporation to purchase or redeem shares of such series pursuant to a sinking fund or purchase fund and, if so, the terms of such obligation;

                           (e) whether shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes, any stock of any series of the same class or any other class or classes or any evidence of indebtedness and, if so, the terms and conditions of such conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

                           (f) whether the shares of such series shall have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights, including, without limitation, whether such shares shall have the right to vote with the Common Stock on issues on an equal, greater or lesser basis;

                           (g) the rights of the shares of such series in the event of a voluntary or involuntary liquidation, dissolution, winding up or distribution of assets of the Corporation;

                           (h) whether the shares of such series shall be entitled to the benefit of conditions and restrictions upon (i) the creation of indebtedness of the Corporation or any subsidiary, (ii) the issuance of any additional stock (including additional shares of such series or of any other series) or (iii) the payment of dividends or the making of other distributions on the purchase, redemption or other acquisition by the Corporation or any subsidiary of any outstanding stock of the Corporation; and

                           (i) any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof, including, but not limited to, any that may be determined in connection with the adoption of any stockholder rights plan after the date hereof, relating to any such series.

         Except where otherwise set forth in the resolution or resolutions adopted by the Board of Directors providing for the issuance of any series of Preferred Stock, the number of shares comprising such series may be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board of Directors.

         Shares of any series of Preferred Stock that have been redeemed (whether through the operation of a sinking fund or otherwise) or purchased by the Corporation, or which, if convertible or exchangeable, have been converted into, or exchanged for, shares of stock of any other class or classes or any evidences of indebtedness shall have the status of authorized and unissued shares of Preferred Stock and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors or as part of any other series of Preferred Stock, all subject to the conditions or restrictions on issuance set forth in the resolution or resolutions adopted by the Board of Directors providing for the issuance of any series of Preferred Stock and to any filing required by law.

                                  COMMON STOCK

         Subject to all of the rights of the Preferred Stock, and except as may be expressly provided with respect to the Preferred Stock herein, by law or by the Board of Directors pursuant to this Article 4:

                           (a) dividends may be declared and paid or set apart for payment upon Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends and may be payable in cash, stock or otherwise;

                           (b) the holders of Common Stock shall have the exclusive right to vote for the election of directors (other than in the case of newly created directorships and vacancies, which shall be filled solely by the remaining directors as set forth in Article 6 hereof) and on all other matters requiring stockholder action, each share being entitled to one vote; and

                           (c) upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of Common Stock in accordance with their respective rights and interests.

                DENIAL OF PREEMPTIVE RIGHTS AND CUMULATIVE VOTING

         No holder of any stock of the Corporation shall be entitled as such, as a matter of right, to subscribe for or purchase any part of any new or additional issue of stock of any class whatsoever of the Corporation, or of securities convertible into stock of any class whatsoever, whether now or hereafter authorized, or whether issued for cash or other consideration or by way of dividend.

         No holder of any stock of the Corporation shall have the right of cumulative voting at any election of directors or upon any other matter.

                                    ARTICLE 5

         The Corporation is to have perpetual existence.

                                    ARTICLE 6

         All power of the Corporation shall be vested in and exercised by or under the direction of the Board of Directors except as otherwise provided herein or required by law.

         For the management of the business and for the conduct of the affairs of the Corporation, and in further creation, definition, limitation and regulation of the power of the Corporation and of its directors and stockholders, it is further provided:

         A. ELECTIONS OF DIRECTORS. Elections of Directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

         B. NUMBER, ELECTION AND TERMS OF DIRECTORS. Except as otherwise fixed pursuant to the provisions of Article 4 hereof relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional directors under specified circumstances, the number of directors of the Corporation shall be fixed from time to time pursuant to the Bylaws. The directors, other than those who may be elected by the holders of any class or series of stock having preference over the Common Stock as to dividends or upon liquidation, shall hold office until the next annual meeting at which their successors are elected and qualified or until their earlier resignation or removal.

         C. REMOVAL OF DIRECTORS. Subject to the rights of any class or series of stock having preference over Common Stock as to dividends or upon liquidation to elect directors under specified circumstances, at any regular meeting or special meeting called expressly for that purpose, any director or the entire Board of Directors may be removed with or without cause and a successor or successors appointed by vote of the holders of in excess of fifty percent (50%) of the shares then issued and outstanding and entitled to vote at an election of directors.

         Except as may otherwise be provided by law, cause for removal shall be construed to exist only if during a director's term as a director of the
Corporation: (a) the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (b) such director has been adjudicated by a court of competent jurisdiction to be liable for gross negligence, recklessness or misconduct in the performance of his or her duty to the Corporation in a manner of substantial importance to the Corporation and such adjudication is no longer subject to direct appeal; or (c) such director has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetence directly affects his or her ability as a director of the Corporation, and such adjudication is no longer subject to direct appeal.

         D. STOCKHOLDER ACTION. Any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of such holders or by consent in writing of the holders required to take such action. Except as otherwise required by law and subject to the rights of holders of any class or series of stock having a preference over Common Stock as to dividends or upon liquidation, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, the Chief Executive Officer or the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors.

         E. BYLAW AMENDMENTS. The Board of Directors shall have the power to make, alter, amend and repeal the Bylaws (except so far as the Bylaws adopted by the stockholders shall otherwise provide). Any Bylaws made by the Board of

Directors under the powers conferred hereby may be altered, amended or repealed by the directors or by the stockholders.

         F. LIABILITY OF DIRECTORS.

                  1. No director of the Corporation shall be liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article 6 shall not eliminate or limit the liability of a director of the Corporation: (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under the General Corporation Law of the State of Nevada, or (iv) for any transaction from which the director derived an improper personal benefit.

                  2. If the General Corporation Law of the State of Nevada hereafter is amended to authorize the further elimination or limitation of the liability of directors of the Corporation, then the liability of a director of the Corporation shall be limited to the fullest extent permitted by the General Corporation Law of the State of Nevada, as so amended, and such limitation of liability shall be in addition to, and not in lieu of, the limitation on the liability of a director of the Corporation provided by the provisions of this Section F of this Article 6.

                  3. Any amendment, repeal or modification of this Section F of this Article 6 shall be prospective only and shall not adversely affect any right or protection of a director of the Corporation existing at the time of such amendment, repeal or modification.

                  4. The Corporation shall be obligated at all times to maintain the effectiveness of Bylaw provisions providing for the mandatory indemnification of the directors of the Corporation to the maximum extent permitted by the General Corporation Law of the State of Nevada.

                                    ARTICLE 7

         The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Articles of Incorporation, in the manner now or hereafter prescribed by statute and this Articles of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation."

         4. This Amended and Restated Articles of Incorporation was duly adopted by written consent of the stockholders in accordance with the applicable provisions of the General Corporation Law of the State of Nevada and written notice of the adoption of this Amended and Restated Articles of Incorporation has been given to every stockholder entitled to such notice.

         5. As of the date of this Articles, there are outstanding 2,500,000 shares of common stock, $.001 par value and no shares of the Corporation's preferred stock, $.001 par value. Upon filing of this Articles of Amendment each share of common stock, $.001 par value, outstanding shall be converted into 2,500,000 shares of new common stock, $.0001 par value.

         IN WITNESS WHEREOF, said Columbialum Staffing, Inc. has caused this Articles to be signed by Rene Morissette, its President this _____ day of January, 2002.


                                              COLUMBIALUM STAFFING, INC.


                                              By: ______________________________
                                                     Name: Rene Morissette
                                                     Title:    President

                                                                      Appendix B

                                COLUMBIALUM, LTD.
                           2001 EQUITY INCENTIVE PLAN

                                ARTICLE I - PLAN


         1.1 PURPOSE. This Plan is a plan for key Employees (including officers and employee directors) and Consultants of the Company and its Affiliates and is intended to advance the best interests of the Company, its Affiliates, and its stockholders by providing those persons who have substantial responsibility for the management and growth of the Company and its Affiliates with additional incentives and an opportunity to obtain or increase their proprietary interest in the Company, thereby encouraging them to continue in the employ of the Company or any of its Affiliates.

         1.2 RULE 16B-3 PLAN. The Plan is intended to comply with all applicable conditions of Rule 16b-3 (and all subsequent revisions thereof) promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"). To the extent any provision of the Plan or action by the Board of Directors or Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee. In addition, the Board of Directors may amend the Plan from time to time as it deems necessary in order to meet the requirements of any amendments to Rule 16b-3 without the consent of the shareholders of the Company.

         1.3 EFFECTIVE DATE OF PLAN. The Plan shall be effective November 1, 2001 (the "Effective Date"), provided that within one year of the Effective Date, the Plan shall have been approved by at least a majority vote of stockholders. No Incentive Option, Nonqualified Option, Stock Appreciation Right, Restricted Stock Award or Performance Stock Award shall be granted pursuant to the Plan ten years after the Effective Date.


                            ARTICLE II - DEFINITIONS

         The words and phrases defined in this Article shall have the meaning set out in these definitions throughout this Plan, unless the context in which any such word or phrase appears reasonably requires a broader, narrower, or different meaning.

         2.1 "AFFILIATE" means any parent corporation and any subsidiary corporation. The term "parent corporation" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if, at the time of the action or transaction, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain. The term "subsidiary corporation" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of the action or transaction, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

         2.2 "AWARD" means each of the following granted under this Plan:
Incentive Option, Nonqualified Option, Stock Appreciation Right, Restricted Stock Award or Performance Stock Award.

         2.3 "BOARD OF DIRECTORS" means the board of directors of the Company.

         2.4 "CHANGE IN CONTROL" shall mean and include the following transactions or situations:

         (a) A sale, transfer, or other disposition by the Company through a single transaction or a series of transactions of securities of the Company representing thirty (30%) percent or more of the combined voting power of the Company's then outstanding securities to any "Unrelated Person" or "Unrelated Persons" acting in concert with one another. For purposes of this definition, the term "Person" shall mean and include any individual, partnership, joint venture, association, trust corporation, or other entity (including a "group" as referred to in Section 13(d)(3) of the 1934 Act). For purposes of this definition, the term "Unrelated Person" shall mean and include any Person other than the Company, a wholly-owned subsidiary of the Company, or an employee benefit plan of the Company; provided however, a sale to underwriters in connection with a public offering of the Company's securities pursuant to a firm commitment shall not be a Change of Control.

         (b) A sale, transfer, or other disposition through a single transaction or a series of transactions of all or substantially all of the assets of the Company to an Unrelated Person or Unrelated Persons acting in concert with one another.

         (c) A change in the ownership of the Company through a single transaction or a series of transactions such that any Unrelated Person or Unrelated Persons acting in concert with one another become the "Beneficial Owner," directly or indirectly, of securities of the Company representing at least thirty (30%) percent of the combined voting power of the Company's then outstanding securities. For purposes of this definition, the term "Beneficial Owner" shall have the same meaning as given to that term in Rule 13d-3 promulgated under the 1934 Act, provided that any pledgee of voting securities is not deemed to be the Beneficial Owner thereof prior to its acquisition of voting rights with respect to such securities.

         (d) Any consolidation or merger of the Company with or into an Unrelated Person, unless immediately after the consolidation or merger the holders of the common stock of the Company immediately prior to the consolidation or merger are the beneficial owners of securities of the surviving corporation representing at least fifty (50%) percent of the combined voting power of the surviving corporation's then outstanding securities.

         (e) During any period of two years, individuals who, at the beginning of such period, constituted the Board of Directors of the Company cease, for any reason, to constitute at least a majority thereof, unless the election or nomination for election of each new director was approved by the vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period.

         (f) A change in control of the Company of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the 1934 Act, or any successor regulation of similar importance, regardless of whether the Company is subject to such reporting requirement.

         2.5 "CODE" means the Internal Revenue Code of 1986, as amended.

         2.6 "COMMITTEE" means the Compensation Committee of the Board of Directors or such other committee designated by the Board of Directors. The Committee shall be comprised solely of at least two members who are both Disinterested Persons and Outside Directors or by the Board of Directors in its entirety.

         2.7 "COMPANY" means Columbialum, Ltd.

         2.8 "CONSULTANT" means any person, including an advisor, engaged by the Company or Affiliate to render services and who is compensated for such services.

         2.9 "DISINTERESTED PERSON" means a "disinterested person" as that term is defined in Rule 16b-3 under the 1934 Act.

         2.10 "ELIGIBLE PERSONS" shall mean, with respect to the Plan, those persons who, at the time that an Award is granted, are (i) key personnel (including officers and directors) of the Company or Affiliate, or (ii) Consultants or independent contractors who provide valuable services to the Company or Affiliate as determined by the Committee.

         2.11 "EMPLOYEE" means a person employed by the Company or any Affiliate to whom an Award is granted.

         2.12 "FAIR MARKET VALUE" of the Stock as of any date means (a) the average of the high and low sale prices of the Stock on that date on the principal securities exchange on which the Stock is listed; or (b) if the Stock is not listed on a securities exchange, the average of the high and low sale prices of the Stock on that date as reported on the Nasdaq National Market System; or (c) if the Stock is not listed on the Nasdaq National Market System, the average of the high and low bid quotations for the Stock on that date as reported by the National Quotation Bureau Incorporated; or (d) if none of the foregoing is applicable, an amount at the election of the Committee equal to
(x), the average between the closing bid and ask prices per share of Stock on the last preceding date on which those prices were reported or (y) that amount as determined by the Committee in good faith.

         2.13 "INCENTIVE OPTION" means an option to purchase Stock granted under this Plan which is designated as an "Incentive Option" and satisfies the requirements of Section 422 of the Code.

         2.14 "NONQUALIFIED OPTION" means an option to purchase Stock granted under this Plan other than an Incentive Option.

         2.15 "OPTION" means both an Incentive Option and a Nonqualified Option granted under this Plan to purchase shares of Stock.

         2.16 "OPTION AGREEMENT" means the written agreement by and between the Company and an Eligible Person which sets out the terms of an Option.

         2.17 "OUTSIDE DIRECTOR" means a member of the Board of Directors serving on the Committee who satisfies Section 162(m) of the Code.

         2.18 "PLAN" means the Columbialum, Ltd. 2001 Equity Incentive Plan, as set out in this document and as it may be amended from time to time.

         2.19 "PLAN YEAR" means the Company's fiscal year.

         2.20 "PERFORMANCE STOCK AWARD" means an award of shares of Stock to be issued to an Eligible Person if specified predetermined performance goals are satisfied as described in Article VI.

         2.21 "RESTRICTED STOCK" means Stock awarded or purchased under a Restricted Stock Agreement entered into pursuant to this Plan, together with (i) all rights, warranties or similar items attached or accruing thereto or represented by the certificate representing the stock and (ii) any stock or securities into which or for which the stock is thereafter converted or exchanged. The terms and conditions of the Restricted Stock Agreement shall be determined by the Committee consistent with the terms of the Plan.

         2.22 "RESTRICTED STOCK AGREEMENT" means an agreement between the Company or any Affiliate and the Eligible Person pursuant to which the Eligible Person receives a Restricted Stock Award subject to Article VI.

         2.23 "RESTRICTED STOCK AWARD" means an Award of Restricted Stock.

         2.24 "RESTRICTED STOCK PURCHASE PRICE" means the purchase price, if any, per share of Restricted Stock subject to an Award. The Restricted Stock Purchase Price shall be determined by the Committee. It may be greater than or less than the Fair Market Value of the Stock on the date of the Stock Award.

         2.25 "STOCK" means the common stock of the Company, $.001 par value or, in the event that the outstanding shares of common stock are later changed into or exchanged for a different class of stock or securities of the Company or another corporation, that other stock or security.

         2.26 "STOCK APPRECIATION RIGHT" and "SAR" means the right to receive the difference between the Fair Market Value of a share of Stock on the grant date and the Fair Market Value of the share of Stock on the exercise date.

         2.27 "10% STOCKHOLDER" means an individual who, at the time the Option is granted, owns Stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of any Affiliate. An individual shall be considered as owning the Stock owned, directly or indirectly, by or for his brothers and sisters (whether by the whole or half blood), spouse, ancestors, and lineal descendants; and Stock owned, directly or indirectly, by or for a corporation, partnership, estate, or trust, shall be considered as being owned proportionately by or for its stockholders, partners, or beneficiaries.


                            ARTICLE III - ELIGIBILITY

         The individuals who shall be eligible to receive Awards shall be those Eligible Persons of the Company or any of its Affiliates as the Committee shall determine from time to time. However, no member of the Committee shall be eligible to receive any Award or to receive Stock, Options, Stock Appreciation Rights or any Performance Stock Award under any other plan of the Company or any of its Affiliates, if to do so would cause the individual not to be a Disinterested Person or Outside Director. The Board of Directors may designate one or more individuals who shall not be eligible to receive any Award under this Plan or under other similar plans of the Company.


               ARTICLE IV - GENERAL PROVISIONS RELATING TO AWARDS

         4.1 AUTHORITY TO GRANT AWARDS. The Committee may grant to those Eligible Persons of the Company or any of its Affiliates as it shall from time to time determine, Awards under the terms and conditions of this Plan. Subject only to any applicable limitations set out in this Plan, the number of shares of Stock to be covered by any Award to be granted to an Eligible Person shall be determined by the Committee.

         4.2 SHARES SUBJECT TO PLAN. The total number of shares of Stock set aside for Awards may be granted under the Plan shall be 3,000,000 shares. The shares may be treasury shares or authorized but unissued shares. The maximum number of shares subject to options or stock appreciation rights which may be issued to any eligible person under the plan during each plan year shall be determined by the Committee. The maximum number of shares subject to restricted stock awards which may be granted to any eligible person under the plan during each plan year shall be determined by the Committee. The maximum number of shares subject to performance stock awards which may be granted to any eligible person during each plan year shall be determined by the Committee. The number of shares stated in this Section 4.2 shall be subject to adjustment in accordance with the provisions of Section 4.5. In the event that any outstanding Award shall expire or terminate for any reason or any Award is surrendered, the shares of Stock allocable to the unexercised portion of that Award may again be subject to an Award under the Plan.

         4.3 NON-TRANSFERABILITY. Awards shall not be transferable by the Eligible Person otherwise than by will or under the laws of descent and distribution, and shall be exercisable, during the Eligible Person's lifetime, only by him. Restricted Stock shall be purchased by and/or become vested under a Restricted Stock Agreement during the Eligible Person's lifetime, only by him. Any attempt to transfer an Award other than under the terms of the Plan and the Agreement shall terminate the Award and all rights of the Eligible Person to that Award.

         4.4 REQUIREMENTS OF LAW. The Company shall not be required to sell or issue any Stock under any Award if issuing that Stock would constitute or result in a violation by the Eligible Person or the Company of any provision of any law, statute, or regulation of any governmental authority. Specifically, in connection with any applicable statute or regulation relating to the registration of securities, upon exercise of any Option or pursuant to any Award, the Company shall not be required to issue any Stock unless the Committee has received evidence satisfactory to it to the effect that the holder of that Option or Award will not transfer the Stock except in accordance with applicable law, including receipt of an opinion of counsel satisfactory to the Company to the effect that any proposed transfer complies with applicable law. The determination by the Committee on this matter shall be final, binding and conclusive. The Company may, but shall in no event be obligated to, register any Stock covered by this Plan pursuant to applicable securities laws of any country or any political subdivision. In the event the Stock issuable on exercise of an Option or pursuant to an Award is not registered, the Company may imprint on the certificate evidencing the Stock any legend that counsel for the Company considers necessary or advisable to comply with applicable law. The Company shall not be obligated to take any other affirmative action in order to cause the exercise of an Option or vesting under an Award, or the issuance of shares pursuant thereto, to comply with any law or regulation of any governmental authority.

         4.5 CHANGES IN THE COMPANY'S CAPITAL STRUCTURE.

         (a) The existence of outstanding Options or Awards shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock ahead of or affecting the Stock or its rights, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise. If the Company shall effect a subdivision or consolidation of shares or other capital readjustment, the payment of a Stock dividend, or other increase or reduction of the number of shares of the Stock outstanding, without receiving compensation for it in money, services or property, then (a) the number, class, and per share price of shares of Stock subject to outstanding Options under this Plan shall be appropriately adjusted in such a manner as to entitle an Eligible Person to receive upon exercise of an Option, for the same aggregate cash consideration, the equivalent total number and class of shares he would have received had he exercised his Option in full immediately prior to the event requiring the adjustment; and (b) the number and class of shares of Stock then reserved to be issued under the Plan shall be adjusted by substituting for the total number and class of shares of Stock then reserved, that number and class of shares of Stock that would have been received by the owner of an equal number of outstanding shares of each class of Stock as the result of the event requiring the adjustment.

         (b) If the Company is merged or consolidated with another corporation and the Company is not the surviving corporation, or if the Company is liquidated or sells or otherwise disposes of substantially all its assets while unexercised Options remain outstanding under this Plan:

                  (i) subject to the provisions of clause (c) below, after the effective date of the merger, consolidation, liquidation, sale or other disposition, as the case may be, each holder of an outstanding Option shall be entitled, upon exercise of the Option, to receive, in lieu of shares of Stock, the number and class or classes of shares of stock or other securities or property to which the holder would have been entitled if, immediately prior to the merger, consolidation, liquidation, sale or other disposition, the holder had been the holder of record of a number of shares of Stock equal to the number of shares as to which the Option shall be so exercised;

                  (ii) the Board of Directors may waive any limitations set out in or imposed under this Plan so that all Options, from and after a date prior to the effective date of the merger, consolidation, liquidation, sale or other disposition, as the case may be, specified by the Board of Directors, shall be exercisable in full; and

                  (iii) all outstanding Options may be canceled by the Board of Directors as of the effective date of any merger, consolidation, liquidation, sale or other disposition, if (i) notice of cancellation shall be given to each holder of an Option and (ii) each holder of an Option shall have the right to exercise that Option in full (without regard to any limitations set out in or imposed under this Plan or the Option Agreement granting that Option) during a period set by the Board of Directors preceding the effective date of the merger, consolidation, liquidation, sale or other disposition and, if in the event all outstanding Options may not be exercised in full under applicable securities laws without registration of the shares of Stock issuable on exercise of the Options, the Board of Directors may limit the exercise of the Options to the number of shares of Stock, if any, as may be issued without registration. The method of choosing which Options may be exercised, and the number of shares of Stock for which Options may be exercised, shall be solely within the discretion of the Board of Directors.

         (c) After a merger of one or more corporations into the Company or after a consolidation of the Company and one or more corporations in which the Company shall be the surviving corporation, each Eligible Person shall be entitled to have his Restricted Stock and shares earned under a Performance Stock Award appropriately adjusted based on the manner the Stock was adjusted under the terms of the agreement of merger or consolidation.

         (d) In each situation described in this Section 4.5, the Committee will make similar adjustments, as appropriate, in outstanding Stock Appreciation Rights.

         (e) The issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, for cash or property, or for labor or services either upon direct sale or upon the exercise of rights or warrants to subscribe for them, or upon conversion of shares or obligations of the Company convertible into shares or other securities, shall not affect, and no adjustment by reason of such issuance shall be made with respect to, the number, class, or price of shares of Stock then subject to outstanding Awards.

         4.6 ELECTION UNDER SECTION 83(B) OF THE CODE. No Employee shall exercise the election permitted under Section 83(b) of the Code without written approval of the Committee. Any Employee doing so shall forfeit all Awards issued to him under this Plan.


                ARTICLE V - OPTIONS AND STOCK APPRECIATION RIGHTS

         5.1 TYPE OF OPTION. The Committee shall specify at the time of grant whether a given Option shall constitute an Incentive Option or a Nonqualified Option. Incentive Stock Options may only be granted to Employees.

         5.2 OPTION PRICE. The price at which Stock may be purchased under an Incentive Option shall not be less than the greater of: (a) 100% of the Fair Market Value of the shares of Stock on the date the Option is granted or (b) the aggregate par value of the shares of Stock on the date the Option is granted. The Committee in its discretion may provide that the price at which shares of Stock may be purchased under an Incentive Option shall be more than 100% of Fair Market Value. In the case of any 10% Stockholder, the price at which shares of Stock may be purchased under an Incentive Option shall not be less than 110% of the Fair Market Value of the Stock on the date the Incentive Option is granted. The price at which shares of Stock may be purchased under a Nonqualified Option shall be such price as shall be determined by the Committee in its sole discretion but in no event lower than the par value of the shares of Stock on the date the Option is granted.

         5.3 DURATION OF OPTIONS AND SARS. No Option or SAR shall be exercisable after the expiration of ten (10) years from the date the Option or SAR is granted. In the case of a 10% Stockholder, no Incentive Option shall be exercisable after the expiration of five years from the date the Incentive Option is granted.

         5.4 AMOUNT EXERCISABLE -- INCENTIVE OPTIONS. Each Option may be exercised from time to time, in whole or in part, in the manner and subject to the conditions the Committee, in its sole discretion, may provide in the Option Agreement, as long as the Option is valid and outstanding, and further provided that no Option may be exercisable within six (6) months of the date of grant, unless otherwise stated in the Option Agreement. To the extent that the aggregate Fair Market Value (determined as of the time an Incentive Option is granted) of the Stock with respect to which Incentive Options first become exercisable by the optionee during any calendar year (under this Plan and any other incentive stock option plan(s) of the Company or any Affiliate) exceeds $100,000, the portion in excess of $100,000 of the Incentive Option shall be treated as a Nonqualified Option. In making this determination, Incentive Options shall be taken into account in the order in which they were granted.

         5.5 EXERCISE OF OPTIONS. Each Option shall be exercised by the delivery of written notice to the Committee setting forth the number of shares of Stock with respect to which the Option is to be exercised, together with:

         (a) cash, certified check, bank draft, or postal or express money order payable to the order of the Company for an amount equal to the option price of the shares,

         (b) Stock at its Fair Market Value on the date of exercise, (if approved in advance by the Committee),

         (c) an election to make a cashless exercise through a registered broker-dealer (if approved in advance by the Committee),

         (d) an election to have shares of Stock, which otherwise would be issued on exercise, withheld in payment of the exercise price (if approved in advance by the Committee), and/or

         (e) any other form of payment which is acceptable to the Committee, including without limitation, payment in the form of a promissory note, and specifying the address to which the certificates for the shares are to be mailed.

         As promptly as practicable after receipt of written notification and payment, the Company shall deliver to the Eligible Person certificates for the number of shares with respect to which the Option has been exercised, issued in the Eligible Person's name. If shares of Stock are used in payment, the aggregate Fair Market Value of the shares of Stock tendered must be equal to or less than the aggregate exercise price of the shares being purchased upon exercise of the Option, and any difference must be paid by cash, certified check, bank draft, or postal or express money order payable to the order of the Company. Delivery of the shares shall be deemed effected for all purposes when a stock transfer agent of the Company shall have deposited the certificates in the United States mail, addressed to the Eligible Person, at the address specified by the Eligible Person.

         Whenever an Option is exercised by exchanging shares of Stock owned by the Eligible Person, the Eligible Person shall deliver to the Company certificates registered in the name of the Eligible Person representing a number of shares of Stock legally and beneficially owned by the Eligible Person, free of all liens, claims, and encumbrances of every kind, accompanied by stock powers duly endorsed in blank by the record holder of the shares represented by the certificates (with signature guaranteed by a commercial bank or trust company or by a brokerage firm having a membership on a registered national stock exchange). The delivery of certificates upon the exercise of Options is subject to the condition that the person exercising the Option provide the Company with the information the Company might reasonably request pertaining to exercise, sale or other disposition.

         5.6 STOCK APPRECIATION RIGHTS. All Eligible Persons shall be eligible to receive Stock Appreciation Rights. The Committee shall determine the SAR to be awarded from time to time to any Eligible Person. The grant of an SAR to be awarded from time to time shall neither entitle such person to, nor disqualify such person, from participation in any other grant of awards by the Company, whether under this Plan or any other plan of the Company. If granted as a stand-alone SAR Award, the terms of the Award shall be provided in a Stock Appreciation Rights Agreement.

         5.7 STOCK APPRECIATION RIGHTS IN TANDEM WITH OPTIONS. Stock Appreciation Rights may, at the discretion of the Committee, be included in each Option granted under the Plan to permit the holder of an Option to surrender that Option, or a portion of the part which is then exercisable, and receive in exchange, upon the conditions and limitations set by the Committee, an amount equal to the excess of the Fair Market Value of the Stock covered by the Option, or the portion of it that was surrendered, determined as of the date of surrender, over the aggregate exercise price of the Stock. The payment may be made in shares of Stock valued at Fair Market Value, in cash, or partly in cash and partly in shares of Stock, as the Committee shall decide in its sole discretion. Stock Appreciation Rights may be exercised only when the Fair Market Value of the Stock covered by the Option surrendered exceeds the exercise price of the Stock. In the event of the surrender of an Option, or a portion of it, to exercise the Stock Appreciation Rights, the shares represented by the Option or that part of it which is surrendered, shall not be available for reissuance under the Plan. Each Stock Appreciation Right issued in tandem with an Option
(a) will expire not later than the expiration of the underlying Option, (b) may be for no more than 100% of the difference between the exercise price of the underlying Option and the Fair Market Value of a share of Stock at the time the Stock Appreciation Right is exercised, (c) is transferable only when the underlying Option is transferable, and under the same conditions, and (d) may be exercised only when the underlying Option is eligible to be exercised.

         5.8 CONDITIONS OF STOCK APPRECIATION RIGHTS. All Stock Appreciation Rights shall be subject to such terms, conditions, restrictions or limitations as the Committee deems appropriate, including by way of illustration but not by way of limitation, restrictions on transferability, requirement of continued employment, individual performance, financial performance of the Company or payment of any applicable employment or withholding taxes.

         5.9 PAYMENT OF STOCK APPRECIATION RIGHTS. The amount of payment to which the Eligible Person who reserves an SAR shall be entitled upon the exercise of each SAR shall be equal to the amount, if any by which the Fair Market Value of the specified shares of Stock on the exercise date exceeds the Fair Market Value of the specified shares of Stock on the date of grant of the SAR. The SAR shall be paid in either cash or Stock, as determined in the discretion of the Committee as set forth in the SAR agreement. If the payment is in Stock, the number of shares to be paid shall be determined by dividing the amount of such payment by the Fair Market Value of Stock on the exercise date of such SAR.

         5.10 EXERCISE ON TERMINATION OF EMPLOYMENT. Unless it is expressly declared, Employees shall terminate one day less than three months after severance of employment of the Employee from the Company and all Affiliates for any reason, with or without cause, other than death, retirement under the then established rules of the Company, or severance for disability. Whether authorized leave of absence or absence on military or government service shall constitute severance of the employment of the Employee shall be determined by the Committee at that time.

         5.11 DEATH. If, before the expiration of an Option or SAR, the Eligible Person, whether in the employ of the Company or after he has retired or was severed for disability, or otherwise dies, the Option or SAR shall continue until the earlier of the Option's or SAR's expiration date or one year following the date of his death, unless it is expressly provided otherwise in the Option or SAR agreement. After the death of the Eligible Person, his executors, administrators or any persons to whom his Option or SAR may be transferred by will or by the laws of descent and distribution shall have the right, at any time prior to the Option's or SAR's expiration or termination, whichever is earlier, to exercise it, to the extent to which he was entitled to exercise it immediately prior to his death, unless it is expressly provided otherwise in the Option or SAR's agreement.

         5.12 RETIREMENT. Unless it is expressly provided otherwise in the Option Agreement, before the expiration of an Incentive Option, the Employee shall be retired in good standing from the employ of the Company under the then established rules of the Company, the Incentive Option shall terminate on the earlier of the Option's expiration date or one day less than one year after his retirement; provided, if an Incentive Option is not exercised within specified time limits prescribed by the Code, it will become a Nonqualified Option by operation of law. Unless it is expressly provided otherwise in the Option Agreement, if before the expiration of a Nonqualified Option, the Employee shall be retired in good standing from the employ of the Company under the then established rules of the Company, the Nonqualified Option shall terminate on the earlier of the Nonqualified Option's expiration date or one day less than one year after his retirement. In the event of retirement, the Employee shall have the right prior to the termination of the Nonqualified Option to exercise the Nonqualified Option, to the extent to which he was entitled to exercise it immediately prior to his retirement, unless it is expressly provided otherwise in the Option Agreement. Upon retirement, an SAR shall continue to be exercisable for the remainder of the term of the SAR agreement.

         5.13 DISABILITY. If, before the expiration of an Option or SAR, the Employee shall be severed from the employ of the Company for disability, the Option or SAR shall terminate on the earlier of the Option's or SAR's expiration date or one day less than one year after the date he was severed because of disability, unless it is expressly provided otherwise in the Option or SAR agreement. In the event that the Employee shall be severed from the employ of the Company for disability, the Employee shall have the right prior to the termination of the Option or SAR to exercise the Option, to the extent to which he was entitled to exercise it immediately prior to his retirement or severance of employment for disability, unless it is expressly provided otherwise in the Option Agreement.

         5.14 SUBSTITUTION OPTIONS. Options may be granted under this Plan from time to time in substitution for stock options held by employees of other corporations who are about to become employees of or affiliated with the Company or any Affiliate as the result of a merger or consolidation of the employing corporation with the Company or any Affiliate, or the acquisition by the Company or any Affiliate of the assets of the employing corporation, or the acquisition by the Company or any Affiliate of stock of the employing corporation as the result of which it becomes an Affiliate of the Company. The terms and conditions of the substitute Options granted may vary from the terms and conditions set out in this Plan to the extent the Committee, at the time of grant, may deem appropriate to conform, in whole or in part, to the provisions of the stock options in substitution for which they are granted.

         5.15 RELOAD OPTIONS. Without in any way limiting the authority of the Board of Directors or Committee to make or not to make grants of Options hereunder, the Board of Directors or Committee shall have the authority (but not an obligation) to include as part of any Option Agreement a provision entitling the Eligible Person to a further Option (a "Reload Option") in the event the Eligible Person exercises the Option evidenced by the Option Agreement, in whole or in part, by surrendering other shares of Stock in accordance with this Plan and the terms and conditions of the Option Agreement. Any such Reload Option (a) shall be for a number of shares equal to the number of shares surrendered as part or all of the exercise price of such Option; (b) shall have an expiration date which is the greater of (i) the same expiration date of the Option the exercise of which gave rise to such Reload Option or (ii) one year from the date of grant of the Reload Option; and (c) shall have an exercise price which is equal to one hundred percent (100%) of the Fair Market Value of the Stock subject to the Reload Option on the date of exercise of the original Option. Notwithstanding the foregoing, a Reload Option which is an Incentive Option and which is granted to a 10% Stockholder, shall have an exercise price which is equal to one hundred ten percent (110%) of the Fair Market Value of the Stock subject to the Reload Option on the date of exercise of the original Option and shall have a term which is no longer than five (5) years.

         Any such Reload Option may be an Incentive Option or a Nonqualified Option, as the Board of Directors or Committee may designate at the time of the grant of the original Option; provided, however, that the designation of any Reload Option as an Incentive Option shall be subject to the one hundred thousand dollar ($100,000) annual limitation on exercisability of Incentive Stock Options described in the Plan and in Section 422(d) of the Code. There shall be no Reload Options on a Reload Option. Any such Reload Option shall be subject to the availability of sufficient shares under Section 4.2 herein and shall be subject to such other terms and conditions as the Board of Directors or Committee may determine which are not inconsistent with the express provisions of the Plan regarding the terms of Options.

         5.16 NO RIGHTS AS STOCKHOLDER. No Eligible Person shall have any rights as a stockholder with respect to Stock covered by his Option until the date a stock certificate is issued for the Stock.

                      ARTICLE VI - RESTRICTED STOCK AWARDS

         6.1 RESTRICTED STOCK AWARDS. The Committee may issue shares of Stock to an Eligible Person subject to the terms of a Restricted Stock Agreement. The Restricted Stock may be issued for no payment by the Eligible Person or for a payment below the Fair Market Value on the date of grant. Restricted Stock shall be subject to restrictions as to sale, transfer, alienation, pledge or other encumbrance and generally will be subject to vesting over a period of time specified in the Restricted Stock Agreement. The Committee shall determine the period of vesting, the number of shares, the price, if any, of Stock included in a Restricted Stock Award, and the other terms and provisions which are included in a Restricted Stock Agreement.

         6.2 RESTRICTIONS. Restricted Stock shall be subject to the terms and conditions as determined by the Committee, including without limitation, any or all of the following:

         (a) a prohibition against the sale, transfer, alienation, pledge or other encumbrance of the shares of Restricted Stock, such prohibition to lapse
(i) at such time or times as the Committee shall determine (whether in annual or more frequent installments, at the time of the death, disability or retirement of the holder of such shares, or otherwise);

         (b) a requirement that the holder of shares of Restricted Stock forfeit, or in the case of shares sold to an Eligible Person, resell back to the Company at his cost, all or a part of such shares in the event of termination of the Eligible Person's employment during any period in which the shares remain subject to restrictions;

         (c) a prohibition against employment of the holder of Restricted Stock by any competitor of the Company or its Affiliates, or against such holder's dissemination of any secret or confidential information belonging to the Company or an Affiliate;

         (d) unless stated otherwise in the Restricted Stock Agreement,

                  (i) if restrictions remain at the time of severance of employment with the Company and all Affiliates, other than for reason of disability or death, the Restricted Stock shall be forfeited; and

                  (ii) if severance of employment is by reason of disability or death, the restrictions on the shares shall lapse and the Eligible Person or his heirs or estate shall be 100% vested in the shares subject to the Restricted Stock Agreement.

         6.3 STOCK CERTIFICATE. Shares of Restricted Stock shall be registered in the name of the Eligible Person receiving the Restricted Stock Award and deposited, together with a stock power endorsed in blank, with the Company. Each such certificate shall bear a legend in substantially the following form:

                  "The transferability of this certificate and the shares of Stock represented by it is restricted by and subject to the terms and conditions (including conditions of forfeiture) contained in the Columbialum, Ltd. 2001 Equity Incentive Plan, and an agreement entered into between the registered owner and the Company. A copy of the Plan and agreement is on file in the office of the Secretary of the Company."


         6.4 RIGHTS AS STOCKHOLDER. Subject to the terms and conditions of the Plan, each Eligible Person receiving a certificate for Restricted Stock shall have all the rights of a stockholder with respect to the shares of Stock included in the Restricted Stock Award during any period in which such shares are subject to forfeiture and restrictions on transfer, including without limitation, the right to vote such shares. Dividends paid with respect to shares of Restricted Stock in cash or property other than Stock in the Company or rights to acquire stock in the Company shall be paid to the Eligible Person currently. Dividends paid in Stock in the Company or rights to acquire Stock in the Company shall be added to and become a part of the Restricted Stock.

         6.5 LAPSE OF RESTRICTIONS. At the end of the time period during which any shares of Restricted Stock are subject to forfeiture and restrictions on sale, transfer, alienation, pledge, or other encumbrance, such shares shall vest and will be delivered in a certificate, free of all restrictions, to the Eligible Person or to the Eligible Person's legal representative, beneficiary or heir; provided the certificate shall bear such legend, if any, as the Committee determines is reasonably required by applicable law. By accepting a Stock Award and executing a Restricted Stock Agreement, the Eligible Person agrees to remit when due any federal and state income and employment taxes required to be withheld.

         6.6 RESTRICTION PERIOD. No Restricted Stock Award may provide for restrictions continuing beyond ten (10) years from the date of grant.


                     ARTICLE VII - PERFORMANCE STOCK AWARDS

         7.1 AWARD OF PERFORMANCE STOCK. The Committee may award shares of Stock, without any payment for such shares, to designated Eligible Persons if specified performance goals established by the Committee are satisfied. The terms and provisions herein relating to these performance based awards are intended to satisfy Section 162(m) of the Code and regulations issued thereunder. The designation of an employee eligible for a specific Performance Stock Award shall be made by the Committee in writing prior to the beginning of the period for which the performance is measured (or within such period as permitted by IRS regulations). The Committee shall establish the maximum number of shares of Stock to be issued to a designated Employee if the performance goal or goals are met. The Committee reserves the right to make downward adjustments in the maximum amount of an Award if in its discretion unforeseen events make such adjustment appropriate.

         7.2 PERFORMANCE GOALS. Performance goals determined by the Committee may be based on specified increases in cash flow, net profits, stock price, Company, segment or Affiliate sales, market share, earnings per share, return on assets, and/or return on stockholders' equity.

         7.3 ELIGIBILITY. The employees eligible for Performance Stock Awards are the senior officers (i.e., chief executive officer, president, vice presidents, secretary, treasurer, and similar positions) of the Company and its Affiliates, and such other employees of the Company and its Affiliates as may be designated by the Committee.

         7.4 CERTIFICATE OF PERFORMANCE. The Committee must certify in writing that a performance goal has been attained prior to issuance of any certificate for a Performance Stock Award to any Employee. If the Committee certifies the entitlement of an Employee to the Performance Stock Award, the certificate will be issued to the Employee as soon as administratively practicable, and subject to other applicable provisions of the Plan, including but not limited to, all legal requirements and tax withholding. However, payment may be made in shares of Stock, in cash, or partly in cash and partly in shares of Stock, as the Committee shall decide in its sole discretion. If a cash payment is made in lieu of shares of Stock, the number of shares represented by such payment shall not be available for subsequent issuance under this Plan.

                          ARTICLE VIII - ADMINISTRATION

         The Plan shall be administered by the Committee. All questions of interpretation and application of the Plan and Awards shall be subject to the determination of the Committee. A majority of the members of the Committee shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. Any decision or determination reduced to writing and signed by a majority of the members shall be as effective as if it had been made by a majority vote at a meeting properly called and held. This Plan shall be administered in such a manner as to permit the Options which are designated to be Incentive Options to qualify as Incentive Options. In carrying out its authority under this Plan, the Committee shall have full and final authority and discretion, including but not limited to the following rights, powers and authorities, to:

         (a) determine the Eligible Persons to whom and the time or times at which Options or Awards will be made,

         (b) determine the number of shares and the purchase price of Stock covered in each Option or Award, subject to the terms of the Plan,

         (c) determine the terms, provisions and conditions of each Option and Award, which need not be identical,

         (d) accelerate the time at which any outstanding Option or SAR may be exercised, or Restricted Stock Award will vest,

         (e) define the effect, if any, on an Option or Award of the death, disability, retirement, or termination of employment of the Employee,

         (f) prescribe, amend and rescind rules and regulations relating to administration of the Plan, and

         (g) make all other determinations and take all other actions deemed necessary, appropriate, or advisable for the proper administration of this Plan.

         The actions of the Committee in exercising all of the rights, powers, and authorities set out in this Article and all other Articles of this Plan, when performed in good faith and in its sole judgment, shall be final, conclusive and binding on all parties.

                  ARTICLE IX - AMENDMENT OR TERMINATION OF PLAN

         The Board of Directors of the Company may amend, terminate or suspend this Plan at any time, in its sole and absolute discretion; provided, however, that to the extent required to qualify this Plan under Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended, no amendment that would (a) materially increase the number of shares of Stock that may be issued under this Plan, (b) materially modify the requirements as to eligibility for participation in this Plan, or (c) otherwise materially increase the benefits accruing to participants under this Plan, shall be made without the approval of the Company's stockholders; provided further, however, that to the extent required to maintain the status of any Incentive Option under the Code, no amendment that would (a) change the aggregate number of shares of Stock which may be issued under Incentive Options, (b) change the class of employees eligible to receive Incentive Options, or (c) decrease the Option price for Incentive Options below the Fair Market Value of the Stock at the time it is granted, shall be made without the approval of the Company's stockholders. Subject to the preceding sentence, the Board of Directors shall have the power to make any changes in the Plan and in the regulations and administrative provisions under it or in any outstanding Incentive Option as in the opinion of counsel for the Company may be necessary or appropriate from time to time to enable any Incentive Option granted under this Plan to continue to qualify as an incentive stock option or such other stock option as may be defined under the Code so as to receive preferential federal income tax treatment.


                            ARTICLE X - MISCELLANEOUS

         10.1 NO ESTABLISHMENT OF A TRUST FUND. No property shall be set aside nor shall a trust fund of any kind be established to secure the rights of any Eligible Person under this Plan. All Eligible Persons shall at all times rely solely upon the general credit of the Company for the payment of any benefit which becomes payable under this Plan.

         10.2 NO EMPLOYMENT OBLIGATION. The granting of any Option or Award shall not constitute an employment contract, express or implied, nor impose upon the Company or any Affiliate any obligation to employ or continue to employ any Eligible Person. The right of the Company or any Affiliate to terminate the employment of any person shall not be diminished or affected by reason of the fact that an Option or Award has been granted to him.

         10.3 FORFEITURE. Notwithstanding any other provisions of this Plan, if the Committee finds by a majority vote after full consideration of the facts that an Eligible Person, before or after termination of his employment with the Company or an Affiliate for any reason (a) committed or engaged in fraud, embezzlement, theft, commission of a felony, or proven dishonesty in the course of his employment by the Company or an Affiliate, which conduct damaged the Company or Affiliate, or disclosed trade secrets of the Company or an Affiliate, or (b) participated, engaged in or had a material, financial or other interest, whether as an employee, officer, director, consultant, contractor, stockholder, owner, or otherwise, in any commercial endeavor in the United States which is competitive with the business of the Company or an Affiliate without the written consent of the Company or Affiliate, the Eligible Person shall forfeit all outstanding Options and all outstanding Awards, and including all exercised Options and other situations pursuant to which the Company has not yet delivered a stock certificate. Clause (b) shall not be deemed to have been violated solely by reason of the Eligible Person's ownership of stock or securities of any publicly owned corporation, if that ownership does not result in effective control of the corporation.

         The decision of the Committee as to the cause of an Employee's discharge, the damage done to the Company or an Affiliate, and the extent of an Eligible Person's competitive activity shall be final. No decision of the Committee, however, shall affect the finality of the discharge of the Employee by the Company or an Affiliate in any manner.

         10.4 TAX WITHHOLDING. The Company or any Affiliate shall be entitled to deduct from other compensation payable to each Eligible Person any sums required by federal, state, or local tax law to be withheld with respect to the grant or exercise of an Option or SAR, lapse of restrictions on Restricted Stock, or award of Performance Stock. In the alternative, the Company may require the Eligible Person (or other person exercising the Option, SAR or receiving the Stock) to pay the sum directly to the employer corporation. If the Eligible required to pay the sum directly, payment in cash or by check of such sums for taxes shall be delivered within 10 days after the date of exercise or lapse of restrictions. The Company shall have no obligation upon exercise of any Option or lapse of restrictions on Stock until payment has been received, unless withholding (or offset against a cash payment) as of or prior to the date of exercise or lapse of restrictions is sufficient to cover all sums due with respect to that exercise. The Company and its Affiliates shall not be obligated to advise an Eligible Person of the existence of the tax or the amount which the employer corporation will be required to withhold.

         10.5 WRITTEN AGREEMENT. Each Option and Award shall be embodied in a written agreement which shall be subject to the terms and conditions of this Plan and shall be signed by the Eligible Person and by a member of the Committee on behalf of the Committee and the Company or an executive officer of the Company, other than the Eligible Person, on behalf of the Company. The agreement may contain any other provisions that the Committee in its discretion shall deem advisable which are not inconsistent with the terms of this Plan.

         10.6 INDEMNIFICATION OF THE COMMITTEE AND THE BOARD OF DIRECTORS. With respect to administration of this Plan, the Company shall indemnify each present and future member of the Committee and the Board of Directors against, and each member of the Committee and the Board of Directors shall be entitled without further act on his part to indemnity from the Company for, all expenses (including attorney's fees, the amount of judgments and the amount of approved settlements made with a view to the curtailment of costs of litigation, other than amounts paid to the Company itself) reasonably incurred by him in connection with or arising out of any action, suit, or proceeding in which he may be involved by reason of his being or having been a member of the Committee and/or the Board of Directors, whether or not he continues to be a member of the Committee and/or the Board of Directors at the time of incurring the expenses, including, without limitation, matters as to which he shall be finally adjudged in any action, suit or proceeding to have been found to have been negligent in the performance of his duty as a member of the Committee or the Board of Directors. However, this indemnity shall not include any expenses incurred by any member of the Committee and/or the Board of Directors in respect of matters as to which he shall be finally adjudged in any action, suit or proceeding to have been guilty of gross negligence or willful misconduct in the performance of his duty as a member of the Committee and the Board of Directors. In addition, no right of indemnification under this Plan shall be available to or enforceable by any member of the Committee and the Board of Directors unless, within 60 days after institution of any action, suit or proceeding, he shall have offered the Company, in writing, the opportunity to handle and defend same at its own expense. This right of indemnification shall inure to the benefit of the heirs, executors or administrators of each member of the Committee and the Board of Directors and shall be in addition to all other rights to which a member of the Committee and the Board of Directors may be entitled as a matter of law, contract, or otherwise.

         10.7 GENDER. If the context requires, words of one gender when used in this Plan shall include the others and words used in the singular or plural shall include the other.

         10.8 HEADINGS. Headings of Articles and Sections are included for convenience of reference only and do not constitute part of the Plan and shall not be used in construing the terms of the Plan.

         10.9 OTHER COMPENSATION PLANS. The adoption of this Plan shall not affect any other stock option, incentive or other compensation or benefit plans in effect for the Company or any Affiliate, nor shall the Plan preclude the Company from establishing any other forms of incentive or other compensation for employees of the Company or any Affiliate.

         10.10 OTHER OPTIONS OR AWARDS. The grant of an Option or Award shall not confer upon the Eligible Person the right to receive any future or other Options or Awards under this Plan, whether or not Options or Awards may be granted to similarly situated Eligible Persons, or the right to receive future Options or Awards upon the same terms or conditions as previously granted.

         10.11 GOVERNING LAW. The provisions of this Plan shall be construed, administered, and governed under the laws of the State of Nevada.